SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9/A

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 3)

Fusion-io, Inc.

(Name of Subject Company)

Fusion-io, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.0002 per share

(Title of Class of Securities)

36112J107

(CUSIP Number of Class of Securities)

Shane V Robison

Chief Executive Officer

Fusion-io, Inc.

2855 E. Cottonwood Parkway, Suite 100

Salt Lake City, Utah 84121

(801) 424-5500

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to

Larry W. Sonsini, Esq.
Robert G. Day
Michael S. Ringler

Wilson Sonsini Goodrich & Rosati

Professional Corporation

650 Page Mill Road

Palo Alto, CA 94304

(650) 493-6811

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on June 24, 2014, as amended by Amendment No. 1 filed on July 8, 2014 and Amendment No. 2 filed on July 11, 2014 (as previously filed with the SEC and as the same may be further amended or supplemented from time to time, the “Schedule 14D-9”) by Fusion-io, Inc., a Delaware corporation (“Fusion-io”), relating to the offer (the “Offer”) by Flight Merger Sub, Inc., a Delaware corporation (“Purchaser”), a wholly owned subsidiary of SanDisk Corporation, a Delaware corporation (“SanDisk”), as set forth in a Tender Offer Statement filed by SanDisk and Purchaser on Schedule TO, dated June 24, 2014, as amended by Amendment No. 1 filed on July 11, 2014 and by Amendment No. 2 filed on July 16, 2014 (as previously filed with the SEC and as the same may be further amended or supplemented from time to time, the “Schedule TO”) to purchase all of the outstanding shares of common stock, par value $0.0002 per share (the “Shares”) of Fusion-io, at a purchase price of $11.25 per Share, net to the seller in cash without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 2014 and the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B) thereto.  Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein.

This Amendment No. 3 is being filed to reflect certain updates as reflected below.

Item 3.                                      Past Contacts, Transactions, Negotiations and Agreements.

Item 3, “Past Contacts, Transactions, Negotiations and Agreements” is hereby amended and supplemented by inserting the following paragraph following the first paragraph on page 3 under the heading “Past Contacts, Transactions, Negotiations and Agreements—Arrangements with SanDisk and Purchaser—Acquisition Agreement”:

Following the conclusion of Fusion-io’s fiscal year ended June 30, 2014 (“Fiscal Year 2014”), Fusion-io reviewed its Fiscal Year 2014 revenues in the countries in which Fusion-io conducts business. Based on this review, SanDisk and Fusion-io have determined that no consents, approvals or authorizations are required by law to be obtained under the antitrust laws of the Federal Republic of Germany with respect to the transactions contemplated by the Acquisition Agreement. SanDisk and Fusion-io have determined not to make a filing with the Federal Cartel Office (the “FCO”) based on their belief that no such filing is required with respect to the transactions contemplated by the Acquisition Agreement. SanDisk, Merger Sub and Fusion-io have entered into a letter agreement, dated July 15, 2014 (the “Letter Agreement”), pursuant to which SanDisk, Merger Sub and Fusion-io agreed that since no such consents, approvals or authorizations are required by law to be obtained under the antitrust laws of the Federal Republic of Germany with respect to the transactions contemplated by the Acquisition Agreement, SanDisk’s obligation to file any pre-merger notification filings, forms and submissions with any governmental authority required by the antitrust laws of the Federal Republic of Germany pursuant to the Acquisition Agreement is waived, and SanDisk, Merger Sub and Fusion-io acknowledged and confirmed that there is no breach of the Acquisition Agreement due to the failure of SanDisk to file any such pre-merger notification filings, forms and submissions, including with respect to any obligations of Fusion-io to cooperate in and provide other information and assistance in the making of such filings. A copy of the Letter Agreement is filed as Exhibit (e)(33) hereto and is incorporated by reference herein.  Each summary and description is qualified in its entirety by reference to the Letter Agreement.

Item 8. Additional Information.

Item 8, “Additional Information,” is hereby amended and supplemented as follows:

By inserting the following sentence as a new paragraph after the current first full paragraph on page 39 under the section captioned “Additional Information—Antitrust—U.S. Antitrust”:

On June 30, 2014, SanDisk and Fusion-io filed their respective Premerger Notification and Report Forms with the FTC and the DOJ relating to the proposed acquisition of Fusion-io. The required initial 15-day waiting period under the HSR Act expired at 11:59 p.m., New York City time, on July 15, 2014.

By amending and restating the current third full paragraph on page 39 under the section captioned “Additional Information—Antitrust—Foreign Antitrust” is hereby amended and restated as follows:

Following the conclusion of Fusion-io’s Fiscal Year 2014, Fusion-io reviewed its Fiscal Year 2014 revenues in the countries in which Fusion-io conducts business. Based on this review, SanDisk and Fusion-io have determined that no consents, approvals or authorizations are required by law to be obtained under the antitrust laws of the Federal Republic of Germany with respect to the transactions contemplated by the Acquisition Agreement. SanDisk and Fusion-io have determined not to make a filing with the FCO based on their belief that no such filing is required with respect to the transactions contemplated by the Acquisition Agreement. SanDisk, Merger Sub and Fusion-io have entered into the Letter Agreement, pursuant to which SanDisk, Merger Sub and Fusion-io agreed that since no such consents, approvals or authorizations are required by law to be obtained under the antitrust laws of the Federal Republic of Germany with respect to the transactions contemplated by the Acquisition Agreement, SanDisk’s obligation to file any pre-merger notification filings, forms and submissions with any governmental authority required by the antitrust laws of the Federal Republic of Germany pursuant to the Acquisition Agreement is waived, and SanDisk, Merger Sub and Fusion-io acknowledged and confirmed that there is no breach of the Acquisition Agreement due to the failure of SanDisk to file any such pre-merger notification filings, forms and submissions, including with respect to any obligations of Fusion-io to cooperate in and provide other information and assistance in the making of such filings.

By deleting the current last paragraph beginning on page 39 and continuing on page 40 under the section captioned “Additional Information—Litigation” and replacing it with the following:

As of July 15, 2014, seventeen stockholder class action complaints had been filed, sixteen of which were pending, in the Delaware Court of Chancery, against Fusion-io, the members of the Fusion-io Board, Purchaser and SanDisk (collectively, the “Defendants”), challenging the proposed transactions among SanDisk, Purchaser and Fusion-io.  Those actions are captioned Li v. Fusion-io, Inc., et al., C.A. No. 9777-VCP; Denenberg v. Fusion-io, Inc. et al., C.A. No. 9784-VCP; Hassani v. Fusion-io, Inc. et al., C.A. No. 9785-VCP; Espinoza v. Fusion-io, Inc. et al., C.A. No. 9798-VCP; Li v. Fusion-io, Inc. et al., C.A. No. 9799-VCP; Ng v. Fusion-io, Inc. et al., C.A. No. 9802-VCP; Murphy v. Fusion-io, Inc. et al., C.A. No. 9804-VCP; Micek v. Fusion-io, Inc. et al., C.A. No. 9806-VCP; Seltzer v. Fusion-io, Inc. et al., C.A. No. 9810-VCP; Oldershaw v. Fusion-io, Inc. et al., C.A. No. 9812-VCP; Forbes v. Fusion-io, Inc. et al., C.A. No. 9814-VCP; Behren v. Fusion-io, Inc. et al., C.A. No. 9815-VCP; Leighton, et al. v. Fusion-io, Inc. et al., C.A. No. 9821-VCP; Lim v. Fusion-io, Inc. et al., C.A. No. 9827-VCP; Deborah Olesh v. Fusion-io, Inc., et al., C.A. No. 9829-VCP; and King et al. v. Fusion-io, Inc., et al., C.A. No. 9855-VCP (collectively, the “Delaware Actions”). The various Delaware Actions were filed from June 17, 2014 through July 2, 2014. On June 30, 2014, the Delaware Actions were consolidated by order of the Court of Chancery into a single action captioned In re Fusion-io, Inc. Stockholder Litigation, Consolidated C.A. No. 9777-VCP. On July 3, 2014, the plaintiff in the Hassani action dismissed his claims with prejudice. On July 7, 2014, the Court of Chancery certified a non-opt out class consisting of all persons who held shares of stock of Fusion-io at any time during the period from and including June 16, 2014, through the date of consummation or termination of the proposed Merger.

In addition to the Delaware Actions, as of July 15, 2014, five stockholder class action complaints challenging the proposed transactions had been filed, four of which were pending against the Defendants in the Third Judicial District Court, Salt Lake County, State of Utah, West Jordan Department (the “Utah Court”), captioned JAS Securities v. Fusion-io, Inc., et al., Case No. 140408276 (filed June 18, 2014), Lindner v. Fusion-io, Inc., et al., Case No. 140408353 (filed June 20, 2014), Bongiovanni v. Fusion-io, Inc., et al., Case No. 140408862 (filed June 30, 2014), Lapinski v. Fusion-io, Inc., et al., Case No. 140409254 (filed July 8, 2014), and In Re Fusion-io, Inc., Derivative Litigation, Case No. 130908116 (amended complaint, filed July 8, 2014) (collectively, the “Utah Actions”).  Defendants moved to stay the JAS Securities and Lindner actions, and a hearing on the JAS Securities motion to stay is scheduled before the Utah Court on July 21, 2014.  The plaintiffs in the JAS Securities, Lindner and Bongiovanni actions moved for expedited proceedings, which the Utah Court denied on July 7, 2014, and also filed a motion for a preliminary injunction on July 5, 2014, for which a hearing has not been set. On July 15, 2014, the Lindner action was voluntarily dismissed without prejudice.

Also, as of July 15, 2014, one stockholder class action complaint challenging the proposed transactions had been filed and was pending against the Defendants in the Superior Court of the State of California, County of Santa Clara (the “California Court”), captioned Mandigo v. Robison, et al., Case No. 114CV259379 (amended complaint, filed June 20, 2014) (the “California Action”).  The Defendants moved to dismiss or stay the California Action, and a hearing on that motion to dismiss or stay is scheduled before the California Court on August 1, 2014.  The plaintiff in the California Action moved for expedited proceedings, which the California Court denied on July 2, 2014.

On July 6, 2014, the parties to the Delaware Actions filed a proposed stipulated scheduling order, which the Court of Chancery entered on July 7, 2014, and which, among other things, provided for expedited document and deposition discovery and briefing with respect to a preliminary injunction motion to be filed by the plaintiffs, and scheduled a preliminary injunction hearing before the Court of Chancery for July 21, 2014.

On July 14, 2014, the parties to the Delaware Actions entered into a memorandum of understanding (the “Memorandum of Understanding”) to settle the Delaware Actions.

The Memorandum of Understanding provides that, among other things, Fusion-io would make additional disclosures concerning the circumstances leading up to the Offer.  Such additional disclosures were contained in Amendment No. 2 to the Schedule 14D-9 filed with the SEC on July 11, 2014.  Pursuant to the Memorandum of Understanding, the motion for a preliminary injunction in the Delaware Actions was withdrawn and the hearing relating thereto was vacated.

While the Defendants believe that all of the lawsuits are without merit, and the Defendants specifically deny the allegations made in the lawsuits and maintain that they have committed no wrongdoing whatsoever, to permit the timely consummation of the Merger, and without admitting the validity of any allegations made in the lawsuits, the Defendants concluded that it is desirable that the Delaware Actions be resolved. The proposed settlement of the Delaware Actions, which is subject to confirmatory discovery and court approval, provides for the release of all claims against the Defendants relating to the Offer and proposed Merger. There can be no assurance that the settlement will be finalized or that the Court of Chancery will approve the settlement.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby supplemented by adding the following exhibits:

Exhibit Number	Description

(a)(5)(K)	Press Release issued by SanDisk Corporation on July 16, 2014 (incorporated by reference to Exhibit (d)(14) to the Schedule TO/A filed with the SEC by SanDisk Corporation on July 16, 2014).

(e)(33)

Letter Agreement, dated July 15, 2014, by and among SanDisk, Merger Sub and Fusion-io (incorporated by reference to Exhibit (d)(13) to the Schedule TO/A filed with the SEC by SanDisk Corporation on July 16, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FUSION-IO, INC.

By:	/s/ Shane V Robison
Name: Shane V Robison
Title: Chief Executive Officer

Dated: July 16, 2014